UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

✓ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Moonlighting LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Organization
    Virginia

    Date of organization
    October 10, 2013

Physical address of issuer
971 Second Street SE, Charlottesville, VA 22902

Website of issuer
www.moonlighting.com

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
PrimeTrust LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
6.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the Securities being issued in this Offering

Type of security offered
Units of Crowd SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
✓ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
✓ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
December 31, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
12

	Most recent fiscal year-end (December 31, 2017)	**Prior fiscal year-end (December 31, 2016)**
Total Assets	$380,605.00	$1,390,417.00
Cash & Cash Equivalents	$345,560.00	$1,343,655.00
Accounts Receivable	$5,688.00	$1,619.00
Short-term Debt	$130,777.00	$94,089.00
Long-term Debt	$0.00	$3,685,000.00
Revenues/Sales	$152,683.00	$178,064.00
Cost of Goods Sold	$6,439.00	$5,109.00
Taxes Paid	$0.00	$0.00
Net Income	-$2,585,189.00	-$2,143,345.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 17, 2018

FORM C

Up to $1,070,000.00

Moonlighting LLC



Units of Crowd SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Moonlighting LLC, a Virginia limited liability company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Crowd SAFE of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion, subject to the Intermediary's terms of service). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 6% of the cash proceeds and 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$6.00	$94.00
Aggregate Minimum Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800.00

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants.
(2)   OpenDeal Inc. dba "Republic" will receive 2% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.moonlighting.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is August 17, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE PURCHASER LIVES WITHIN CANADA, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events

that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: www.moonlighting.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as

of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Moonlighting LLC (the "Company") is a Virginia limited liability company, formed on October 10, 2013.

The Company is located at 971 Second Street SE, Suite 304, Charlottesville, VA 22902.

The Company's website is www.moonlighting.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Moonlighting is a fast-growing freelance marketplace. Moonlighting removes the middleman between employers and freelancers, connecting them directly to empower on-demand employment. In addition, it offers a suite of powerful SaaS tools that simplify communications and small business accounting.

The Offering

Minimum amount of Units of Crowd SAFE being offered	25,000
Total Units of Crowd SAFE outstanding after Offering (if minimum amount reached)	25,000*
Maximum amount of Units of Crowd SAFE	1,070,000
Total Units of Crowd SAFE outstanding after Offering (if maximum amount reached)	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	December 31, 2018
Use of proceeds	See the description of the use of proceeds on page 17 hereof.
Voting Rights	See the description of the voting rights on page 26 hereof.

*The total number of SAFEs outstanding is subject to increase in an amount equivalent to OpenDeal Inc. dba Republic's commission of 2% of the Securities issued in the Offering(s).

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's success depends on the experience and skill of the managers, its executive officers and key employees.
In particular, the Company is dependent on Roy Slater, Ritesh Johar, and Jeff Tennery who are the Chief Operating Officer, the Chief Technology Officer, and the Chief Executive Officer, respectively, of the Company. The Company has or intends to enter into employment agreements with Roy Slater, Ritesh Johar, and Jeff Tennery, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Roy Slater, Ritesh Johar, Jeff Tennery or any manager or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Roy Slater, Ritesh Johar, and Jeff Tennery in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Roy Slater, Ritesh Johar, or Jeff Tennery dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any

material differences could have an adverse effect on our financial position and results of operations in the period or periods for which such determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect sensitive data, including intellectual property, our proprietary business information and that of our customers, business partners and personally identifiable information of our customers, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information and regulatory penalties, damage our reputation and cause a loss of confidence in our services, which could adversely affect our business/operating margins, revenues and competitive position.

Negative public opinion could damage our reputation and adversely affect our business.

Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can

adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the company, the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

The Company competes with other organizations that target the freelance and talent recruiting market, some of whom may have significantly greater resources than the Company.
The Company competes with other major online and mobile app recruiting companies, talent management groups and in-house human resources. These competitors include organizations that may have a longer operating history and greater financial resources than the Company. The Company may not be able to acquire market share from its competitors and it therefore may not achieve its projected revenue.

Risks Related to the Offering

Investment Commitments that are made and are later cancelled will reduce net-proceeds due to the Company due to Escrow Agent Fees.
You should be aware that the Escrow Agent will charge the Company cancellation fees for investment commitments that not funded or fulfilled, reducing the total amount of proceeds due to the Company.

Risks Related to the Securities

The Units of Crowd SAFE will not be freely tradable until one year from the initial purchase date. Although the Units of Crowd SAFE may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of Crowd SAFE. Because the Units of Crowd SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of Crowd SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of Crowd SAFE may also adversely affect the price that you might be able to obtain for the Units of Crowd SAFE in a private sale. Purchasers

should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No guarantee of return on investment.
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stockholders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other risks, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Moonlighting is a fast-growing freelance marketplace. Moonlighting removes the middleman between employers and freelancers, connecting them directly to empower on-demand employment. In addition, it offers a suite of powerful SaaS tools that simplify communications and small business accounting.

Business Plan
Backed by leading news media companies Gannett (NYSE: GCI), McClatchy (NYSE: MNI) and Tribune Publishing (NASDAQ: TRNC), Moonlighting has over 650,000 registered users and is marketed in such iconic publications such as Chicago Tribune, LA TIMES, Miami Herald and the USA TODAY. Our mobile application has also been featured as a top 10 app in the Apple App Store and pre-loaded onto Verizon Wireless customers mobile devices as part of its strategic partnership.

History of the Business
The Company was formed as a limited liability company under the laws of the Commonwealth of Virginia on October 10, 2013.

The Company's Products and/or Services

Product / Service	Description	Current Market
Freelance Platform	Moonlight's freelance platform allows freelancers to search for and accept job postings with ease.	Freelancers and part-time employers

With our upcoming blockchain integration, Moonlighting will decentralize worker profiles (including reviews, recommendations, education, and licensing credentials) and allow freelancers to port their profile to any employment marketplace in the gig economy. Independent workers will no longer have to create and maintain multiple online profiles and employers will no longer have to guess which source(s) to trust. Moonlighting blockchain user profiles will make hiring online safe and trusted.

Moonlighting currently monetizes both the employee and employer sides of the marketplace. On the employer side, Moonlighting charges recruiters and small businesses $40-$100 for 30-day job listings to advertise their job openings. These job posts enable users to instantly connect with flexible, part-time, and freelance candidates to source, recruit, and hire instantly. On the employee side, Moonlighting offers subscriptions for freelancers for $10 per month per user. This subscription provides promotion within the Moonlighting marketplace, unlimited use of SaaS tools, unlimited direct communication with potential employers, 0% processing fees on payments received through Moonlighting, and will soon include blockchain verified user profiles. Additionally, we keep 5% commission of funds raised through Moon$hot Stories, a crowdfunding solution that lets freelancer and entrepreneurs solicit donations for their business or project.

Competition
The Company's primary competitors include traditional job marketplaces like LinkedIn, Thumbtack and Upwork.

Moonlighting relies on its competitive advantage of utilizing blockchain technology to build a safer and more secure hiring platform.

Supply Chain and Customer Base
Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels to enhance our differentiation and competitiveness.

Moonlighting's freelance economy market is substantial and only getting bigger, with potential customers that include 7.5 billion freelance professionals worldwide, large and small companies, recruiters and sole-proprietors looking to hire. By 2020, freelance workers are expected to make up 43% of the U.S. workforce. By 2030, freelancers should account for an estimated 80% of the global workforce.

Intellectual Property
The Company is not dependent on any intellectual property.

Governmental/Regulatory Approval and Compliance
The Company is currently only subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities.

Litigation
None

Other
The Company's principal address is 971 Second Street SE, Charlottesville, VA 22902

The Company does not have any additional addresses.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	6.00%	$64,200
Campaign marketing expenses or related reimbursement	2.00%	$500	2.00%	$21,400
Estimated Attorney Fees	6.00%	$1,500	0.15%	$1,605
Estimated Accountant/Auditor Fees	2.00%	$500	1.00%	$10,700
General Marketing	20.00%	$5,000	25.00%	$267,500
Research and Development	19.00%	$4,750	20.00%	$214,000
Future Wages	45.00%	$11,250	25.00%	$267,500
General Working Capital	0.00%	$0.00	20.85%	$223,095
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

The Company does have discretion to alter the use of proceeds as set forth above and may do so depending on revenue generation run rate.

MANAGERS, OFFICERS AND EMPLOYEES

Managers

The managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Jeff Tennery

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder & CEO, October 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jeff is a founder & the Chief Executive Officer of Moonlighting. Mr. Tennery has spent over 25 years in senior executive leadership roles at Verizon, AT&T Wireless, nTelos, and Millennial Media. Prior to founding Moonlighting, Mr. Tennery served as the Senior Vice President, Business Development & Global Monetization for mobile advertising leader Millennial Media for seven years. He was responsible for delivering hundreds of millions of dollars annually across 50,000 applications worldwide and played an instrumental role in Millennial Media's 2012 IPO. At Verizon, Mr. Tennery was VP of National Distribution, responsible for all third-party mobile device distribution. As VP of Sales & Marketing for TeleCorp PCS, Mr. Tennery was a member of the executive team that facilitated AT&T Wireless' acquisition. In addition, Jeff served as VP of Sales & Operations at nTelos, where he played a pivotal role in the company's IPO. Over the past decade, Mr. Tennery has achieved great success in the mobile application economy, serving advisory roles to venture capital firms (Edison Ventures, Sycamore), as well as start-up companies in the mobile imaging (dotPhoto), mCommerce (Cardagin), mobile payments (First Data), mobile gaming (Sonic Branding, AirMedia), and mobile entertainment & media business (ESPN, Floop, Code9).

Education

B.S. Marketing, Miami University, 1990

Name

Christian Hendricks

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Manager, January 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President, Local Media consortium, January 2018 – Present.
Managing Partner, Extol Digital, December 2017 – Present.
Adviser, Impact Venture Capital, January 2016 – Present.
Corporate Vice President for Strategic Initiatives, The McClatchy Company, February 2017 – November 2017.
Corporate Vice President for Products, Marketing and Innovation, The McClatchy Company, June 2015 – February 2017.

Education

University of Pennsylvania
Northwestern University

Name

Andy Pergam

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Manager, November 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Vice President of Video and New Ventures, The McClatchy Company, October 2016 - Present.
Head of Video, The McClatchy Company, March 2014 – October 2016.

Mr. Pergam leads the company's award-winning video and audio operation, which also includes The Creative Lab (branded content studio), McClatchy Studios (long-form streaming video) and New Ventures Lab (serialized immersive content on emerging platforms). He also helps lead the company's business development efforts, platform partnerships and the management of its venture investment portfolio.

Education
MA Journalism, Columbia University, 2001
BA Political Science, The Johns Hopkins University, 2000

Name
Alex Meza

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, May 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Vice President of Corporate Development, Gannett Co., Inc., July 2015- Present. Mr. Meza is responsible for mergers and acquisitions and strategic business relationships. Previously Mr. Meza was Vice President of Finance for local publishing. He originally joined Gannett in 1995 and has held a variety of finance and operations roles including Director of Financial Planning and Technology for local publishing, Director of Business Operations and Financial Planning for the Pacific Group, Assistant Controller and Accounting Manager for the Reno Gazette-Journal and Financial Analyst and Staff Accountant at the Desert Sun in Palm Springs, CA.

Education
MBA, University of Arizona, Eller College of Management, 2008.
BA Business Economics, University of California, Santa Barbara, 1993.

Name
Ben Arnon

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, June 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO, Color Farm Media, January 2017 - Present.
Mentor, Techstars – 2017- Present.
Contributing Writer & Photographer, August 2008 - Present.
Head of Industry, Google LLC, August 2012- 2016.

Ben Arnon is a media and technology entrepreneur and investor. Ben joined the Facebook-incubated tech startup, Wildfire, as its 6th employee, and played a critical role as its VP of Global Brand Partnerships in building the company to over 400 employees and an acquisition by Google. Ben then spent 4 years at Google, where he served as Head of Industry. Ben has made angel investments in numerous tech startups, including TapAd, Postmates, Bonobos, and others. He also invests in cryptoassets and holds positions in Bitcoin, Ethereum, and several other cryptocurrencies.

Education
MBA, University of California, Los Angeles, The Anderson School of Management, 2007
BA Marketing, Emory University, 1998.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Roy Slater

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder and COO, October 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Roy Slater is a co-founder and the Chief Operating Officer of Moonlighting. Mr. Slater is an operations and process excellence professional with 20+ years of experience leading UI Design, ROI optimization, and mobile technology development. Before co-founding Moonlighting, Mr. Slater served as an operations manager at Capital One Financial, where he managed digital properties with revenues of $1.5B+. He is a Certified Scrum Master as well as Six Sigma Lean & Green trained with legal and compliance risk management skills. Proudly hailing from Claremont, California, Mr. Slater has held technical and managerial positions at Lendingtree.com and Ditech.com/GMAC.

Education
B.A. Politics and Policy Formation, California State University-Long Beach, 1995

Name
Ritesh Johar

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder and CTO, October 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Ritesh Johar is a co-founder and the Chief Technology Officer for Moonlighting. Mr. Johar is the architect of the proprietary mobile payments platform that powers the Moonlighting marketplace. Before he co-founded Moonlighting, Mr. Johar excelled as a technical lead where he designed, built, and managed the platform that generates $1B+ in mobile & online payments for Capital One. With 13+ years of expertise covering various aspects of software architecture, design, development, process and methodology for the Federal Reserve and Thomson Reuters, Mr. Johar brings a wealth of digital payments experience to the Company.

Education
B.Tech, Electronics and Communication Engineering, Punjab Technical University, 1997

Name
Jeff Tennery

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder & CEO, October 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Jeff is a founder and the Chief Executive Officer of Moonlighting. Mr. Tennery has spent over 25 years in senior executive leadership roles at Verizon, AT&T Wireless, nTelos, and Millennial Media. Prior to founding Moonlighting, Mr. Tennery served as the Senior Vice President, Business Development & Global Monetization for mobile advertising leader Millennial Media for seven years. He was responsible for delivering hundreds of millions of dollars annually across 50,000 applications worldwide and played an instrumental role in Millennial Media's 2012 IPO. At Verizon, Mr. Tennery was VP of National Distribution, responsible for all third-party mobile device distribution. As VP of Sales & Marketing for TeleCorp PCS, Mr. Tennery was a member of the executive team that facilitated AT&T Wireless' acquisition. In addition, Jeff served as VP of Sales & Operations at nTelos, where he played a pivotal role in the company's IPO. Over the past decade, Mr. Tennery has achieved great success in the mobile application economy, serving advisory roles to venture capital firms (Edison Ventures, Sycamore), as well as start-up companies in the mobile imaging (dotPhoto), mCommerce (Cardagin), mobile payments (First Data), mobile gaming (Sonic Branding, AirMedia), and mobile entertainment & media business (ESPN, Floop, Code9).

Education
B.S. Marketing, Miami University, 1990

Indemnification
Indemnification is authorized by the Company to the managers, officers or controlling persons acting in their professional capacity pursuant to Virginia law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 12 employees in Virginia, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	16,696,171
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Managers may allow additional members into the Company, which may dilute the value of the Securities upon conversion.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

The Company does not have any debt currently outstanding.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	6	$4,033,685	Working capital	March 1, 2016	Rule 506(b)
LLC Membership Units	1,750,595	$2,225,000	Working capital	February 1, 2017	Rule 506(b)

Valuation
Based on the Offering price of the Securities, there has been no pre-Offering value ascribed to the Company.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
A majority of the Company is owned by a few people and entities. Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Jeff Tennery	29.0%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company generates revenues from subscriptions and advertising placements. By mobile advertising and third-party co-marketing (news media companies), customers can sign up via mobile application or website to these services. The Company operations consists three groups: technology, marketing, and operations. All three groups support the platform operation, promotion and fulfillment of services offered to freelancers, recruiters and small businesses.

Liquidity and Capital Resources
The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Securities for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 31, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached.

If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
6.0% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities for the purpose of this Offering.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), we will have membership interests outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $4,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $28,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $28,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities will not have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jeff Tennery
(Signature)

Jeff Tennery
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Jeff Tennery
(Signature)

Jeff Tennery
(Name)

Manager
(Title)

8/17/18
(Date)

/s/Christian Hendricks
(Signature)

Christian Hendricks
(Name)

Manager
(Title)

8/17/18
(Date)

/s/Ben Arnon
(Signature)

Ben Arnon
(Name)

Manager
(Title)

8/17/18
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Video Transcript
Exhibit C   Offering Page
Exhibit D   Form of Crowd SAFE

EXHIBIT A

Financial Statements

MOONLIGHTING LLC

Unaudited Financial Statements for the Years Ended

December 31, 2016 and 2017



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

August 14, 2018

To: Board of Managers, Moonlighting LLC
        Attn: Jeff Tennery, CEO

Re: 2017-2016 Financial Statement Review
        Moonlighting LLC

We have reviewed the accompanying financial statements of Moonlighting LLC (the "Company"), which comprise the balance sheet(s) as of December 31, 2017 and 2016, and the related statements of income, shareholders' equity and cash flows for the calendar year period(s) thus ending, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

MOONLIGHTING LLC

BALANCE SHEET

As of December 31, 2017 and 2016

See accompanying Notes to these Financial Statements

(Unaudited)

ASSETS	**2017**	**2016**
Current Assets:		
Cash and cash equivalents	$ 345,560	$ 1,343,655
Accounts receivable	5,688	1,619
Prepaid expenses	6,762	991
Total Current Assets	358,010	1,346,265
Property and equipment, net	18,401	42,152
Deposits	4,194	2,000
TOTAL ASSETS	$ 380,605	$ 1,390,417
LIABILITIES AND MEMERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 124,116	$ 93,724
Accrued interest	0	278,996
Accrued expenses	6,661	365
Total Current Liabilities	130,777	373,085
Convertible noes	0	3,685,000
TOTAL LIABILITIES	130,777	4,058,085
Members' Equity:		
Member Capital	6,002,685	500,000
Retained earnings	(5,752,857)	(3,167,668)
Total Members' Equity	249,828	(2,667,668)
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$ 380,605	$ 1,390,417

MOONLIGHTING LLC
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2017 and 2016
See accompanying Notes to these Financial Statements
(Unaudited)

	2017	2016
Revenues	$ 152.683	$ 178,064
Cost of revenues	6,439	5,109
Gross Profit (Loss)	146,244	172,955
Operating Expenses:		
Research and development	447,314	607,472
General and administrative	1,464,523	886,288
Sales and marketing	749,831	616,576
Total Operating Expenses	2,661,668	2,110,336
Operating Income (Loss)	(2,515,424)	(1,937,381)
Interest expense	69,765	205,964
Pretax earnings (loss)	(2,585,189)	(2,143,345)
Provision for Income Taxes	0	0
Net Loss	$ (2,585,189)	$ (2,143,345)

MOONLIGHTING LLC
STATEMENT OF MEMBERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2017 and 2016
See accompanying Notes to these Financial Statements
(Unaudited)

	Member Units	Member Value	Accumulated Deficit	Total Members' Equity
Balance as of January 1, 2016	10,124,992	$ 500,000	$ (1,024,323)	$ (524,323)
Net Income (Loss)	0	0	(2,143,345)	(2,143,345)
Balance as of December 31, 2016	10,124,992	500,000	(3,167,668)	(2,667,668)
Issuance of member units upon conversion of notes	4,811,769	4,033,685	0	4,033,685
Sale of member units	1,093,151	1,469,000	0	1,469,000
Net Income (Loss)	0	0	(2,585,189)	(2,585,189)
Balance as of December 31, 2017	16,029,912	$ 6,002,685	$ (5,752,857)	$ 249,828


MOONLIGHTING LLC
STATEMENT OF CASH FLOWS
For the Years ended December 31, 2017 and 2016
See accompanying Notes to these Financial Statements
(Unaudited)


	2017	2016
Cash Flows From Operating Activities		
Net Loss	$ (2,585,189)	$ (2,143,345)
Add back:		
Interest converted to equity on convertible notes	69,765	205,964
Depreciation and amortization	23,752	2,742
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase (Decrease) in accounts receivable	(3,999)	399,860
Increase (Decrease) in prepaid assets	(5,770)	(991)
Increase (Decrease) in security deposits	(2,194)	(2,000)
(Decrease) Increase in accounts payable and Accrued expenses	(2,627)	32,427
Net Cash Used In Operating Activities	(2,506,262)	(1,505,343)
Cash Flows From Investing Activities		
Purchase of property and equipment	39,167	0
Net Cash Used In Investing Activities	39,167	0
Cash Flows From Financing Activities		
Issuance of member units	1,469,000	0
Issuance of convertible notes	0	2,300,000
Net Cash Provided By Financing Activities	1,469,000	2,300,000
Net Change In Cash and Cash Equivalents	(998,095)	794,657
Cash and Cash Equivalents at Beginning of Period	1,343,655	548,998
Cash and Cash Equivalents at End of Period	$ 345,560	$ 1,343,655
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	0	0
Non-Cash Investing and Financing Activities		
Conversion of convertible notes to membership interest	$ 4,033,685	$ 0

MOONLIGHTING LLC
NOTES TO FINANCIAL STATEMENTS
For the Years ended December 31, 2017 and 2016
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

Moonlighting LLC (which may be referred to as the "Company," "we," "us," or "our") was formed on October 10, 2013 in Virginia. The Company is a staffing and recruiting technology company focused on the development and commercialization of on-demand hiring solutions for the freelance economy with a United States based community of more than 650,00 users.

Since Inception, the Company has relied on advances from founders, short-term loans and raising capital through sale of member units and convertible notes to fund its operations. As of December 31, 2017, the Company had working capital of $227,233 and will likely incur losses prior to generating additional positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign and a private placement (see Note 9), capital contributions from the founders and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

Company is headquartered in Charlottesville, Virginia. The Company began operations in 2015.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2017, the Company is operating as a going concern. See Note 1 and Note 8 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2017, and 2016, the Company had $345,560 and $1,343,655, respectively, of cash on hand.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2017 and 2016, the Company had $5,688 and $1,618, respectively, of accounts receivable outstanding.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from two to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2017.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019.   We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2017 and 2016, consists of the following:

	2017		2016	
Website	$	36,000	$	36,000
Equipment		11,941		11,940
		47,941		47,940
Less accumulated depreciation and amortization		(29,540)		(5,788)
	$	18,401	$	42,152

NOTE 4 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2017. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2017.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 6 – SHORT-TERM CONVERTIBLE NOTES

During 2015, the Company issued $1,885,000 of convertible notes ("2015 Notes"). The convertible notes are automatically convertible into equity on the completion of an equity offering of $1,200,000 or more ("Equity Financing"), or may be converted into equity upon an acquisition event or initial public offering, or at the lender's election after 90 days following the maturity date. The conversion price is equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on the outstanding convertible notes, on the date of conversion, by the lower of (i) a discount rate of 80% multiplied by the lowest price per equity security sold to the investors in the Equity Financing or (ii) the quotient resulting from dividing $6,000,000 (the "Valuation Cap") by the common equity outstanding.

During 2016, the Company issued $1,800,000 of convertible notes ("2015 Notes"). The convertible notes are automatically convertible into equity on the completion of an equity offering of $1,200,000 or more ("Equity Financing"), or may be converted into equity upon an acquisition event or initial public offering, or at the lender's election after 90 days following the maturity date. The conversion price is equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on the outstanding convertible notes, on the date of conversion, by the lower of (i) a discount rate of 80% multiplied by the lowest price per equity security sold to the investors in the Equity Financing or (ii) the quotient resulting from dividing $13,000,000 (the "Valuation Cap") by the common equity outstanding.

During 2017, the 2015 Notes and 2016 Notes totaling $4,033,685 of principal and interest converted into 4,811,769 of member units.

NOTE 7 – MEMBERS' EQUITY

During 2017, the Company sold $1,219,171 of member units.

As of December 31, 2017, the Company had outstanding warrants to two investors. One warrant expires during 2019 and allows the investor to purchase 51,382 member units for a price of $66,796. The second warrant expires during 2020 and allows the investor to purchase 260,869 member units for a price of $50,000. Both warrants were issued as part of the consideration of prior investments in the Company.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss for the period from Inception through December 31, 2017. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 1), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9– SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to 1,070,000 SAFEs for up to $1,070,000. The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,070,000 maximum. The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Anticipated Private Placement

The Company is contemplating a private placement for the sale of purchase rights for tokens through a Simple Agreement for Future Equity with Token Allocation ("SAFE-T") to accredited investors. The Company is attempting to raise up to $40,000,000 with no minimum amount.

Management's Evaluation

Management has evaluated subsequent events through August 14, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Video Transcript

Transcription of Republic Videos:

Video 1 (Moonlighting on Republic)

Jeff Tennery: Hi, my name is Jeff Tennery, and I'm the founder and CEO of Moonlighting. We're one of the fastest growing marketplaces that's focused solely on trying to help you create your own job, own work experience, and pursue your own version of the American dream. We're a three old company, we've raised over $6 million, and we're backed by three of the largest news media companies, publishers of the USA Today, the Chicago Tribune and the LA Times, and they're helping us spread the word, the revolution of freelancing, and doing so across 150 news media sites every single day. You know, we've been called by the press the Swiss Army Knife of the gig economy, which we really like. Because we're looking to add tools and provide tools for people to be able to build their own business and create new earnings opportunities without having to rely on others. We have a big vision. We want to disrupt LinkedIn, we don't think LinkedIn has been inclusive enough, they've been exclusive and it's really for more of the corporate crowd, the fortune top 500 but really we want to invite everyone to participate on Moonlighting, so not only are we looking to help people that might be in the pet sitting business, we're looking to help attorneys, accountants, consultants, it's a wide range, and it's intended to be that way, so that we can help everyone and millions people across the world. You know, by 2020, you'll see over 40% of the workforce will be generating some form of income from freelancing. What we also see is it that's going to amount to over $1.4 trillion. We're addressing a market that's massive and is growing at a stealth like pace. There's a huge gap in really the number of full time jobs that are available, and really the number of people from a population [standpoint], population is just growing so much faster than full time jobs so people need to create their own using Moonlighting. You know, one of the things also that we're looking at is we address a lot of different markets. Because when you're an inclusive platform, we help people like millennials coming right out of school that are looking for their first job, but really want to create their own career and work on their own, much more entrepreneurial. We have baby boomers that have come to us that are not quite ready to retire, and would like to continue working with great work experience and want to create their own work income. We also have moms who want that work life balance, which is very elusive for a mom. She's got great skills, would like to continue to work, really manage the household and do so from there. And then we have Gen X folks in the corporate world that are getting squeezed, and are being left behind, and they need to find alternative ways for them to support the families, and to continue to work. Moonlighting continues to focus on the mobile experience so that you can find work right from your mobile device, and you could use it very quickly. People are turning more and more to the internet to find work as opposed to other medium. So really, that pace of growth is fueling Moonlighting and people don't want to wait weeks to find a job, they want to create one immediately, in less than 24 hours, and you do that on Moonlighting as well. You know, one of the things too that's plaguing the overall gig economy is a lot people don't trust you they're hiring and don't know that the information is really authentic, and we've moved into blockchain, we're going to take these profiles, we're going to create a very safe work environment and safe process for people to hire one another because that information is true and it's authentic. We're also looking at cryptocurrency. So people get to keep 100% of their hard earned paycheck and not pay all these silly fees you see out of marketplaces, or even currencies, exchange fees from banks

in other countries, when you're looking to do business internationally. To really the end Moonlighting, is coming together really with the sole focus of helping millions of people, not only here in the United States but globally as we look to expand to other countries, so that we can bring that independence that spirit of working for yourself and really democratize the freelance economy. Thank you very much for letting me share our story with you, and we hope that not only will you come in potentially invest, but also be a participant and use Moonlighting for your own work career and to further your cause. Thanks very much for having me.

Video 2 (Moonlighting History)

Screen reads: 2008

News Reporter 1: The dow traders are standing there watching in amazement and I don't blame them.

News Reporter 2: The stock market is now down 21%, what in the world is happening on Wall Street.

News Reporter 3: It was the worst day on Wall Street since the crash of 1987.

News Reporter 4: It is the worst jobless rate in a generation. U.S unemployment now running in 10.2%.

Jeff Tennery: Back in 2008, when the market collapsed and unemployment spiked, it's really when the gig economy was born. And I was thinking through this idea of how could I help people that really needed it the most. And there was so many my friends, so much family that were really hurting for employment. And so that's really when it started in my mind.

Jeff Tennery: Discover-ability was our number one objective. We wanted to build a platform that could help people very quickly connect with someone who's looking to hire.

Jeff Tennery: And we wanted to help people get paid faster, so they can make the rent so they can make a bill and that was what inspired Roy, Ritesh and I to get Moonlighting off the ground.

Screen reads: In 2014 Moonlighting was formed.

Roy Slater: The most challenging piece of this whole thing was that initial launch. Now all of the pieces of the puzzle that have to come together to go from zero to 100 miles an hour in three months. And it was just a lot of work. And it was scary. Getting that first app filled was exciting. And then seeing the things break. There were moments where you look at yourself, and you think can we really do this.

News Reporter 5: An app developed in Charlottesville, is spreading nationwide and helps connect people to with specific chores, with workers willing to complete the task.

News Reporter 6: It's more than 8000 users in all 50 states that bought into the idea of Moonlighting.

News Reporter 7: Part of the shared economy, Jeff, Is this about honey-do type work or is it anything?

Jeff Tennery: A lot of web and tech jobs, actually our number two job, we have accountants, we have professionals really all the way through your baby sitters and your dog walkers.

Screen reads: One year after a successful launch, Investors pushed Moonlighting to copy the Uber model.

Jeff Tennery: Every institutional investor, every venture capital firm that we talked to, they all had pretty much the same feedback which is: you need to do what Uber did. Go and focus in on one city and also pick one vertical, but we knew we can impact more people if our app worked everywhere. We have a 10 o'clock call every single day as a company, and we review statistics that are all about impacting connections, and making sure people are making money.

Jeff Tennery: This is the difference of life and death for some people in the way of making money. And the way they carry their lives on. So it could be making rent, it could be putting their kids through school. So let's make sure that we're doing everything possible to make that connection. And you guys are at the forefront of that.

Screen reads: By May 2016 Moonlighting spread virally through social media and eclipsed 100,000 users.

Jeff Tennery: I'm going to give a little speech here in a second.

Jeff Tennery: It's been a long road over the past couple years. Moonlighting has gone from this little idea to thousands of people signing up a day that want to be a part of this because they feel that sense of empowerment, that sense of freedom. How cool is it that we have over 100,000 people in our marketplace!?

Jeff Tennery: We've grown over 50% in just the last four weeks alone. It's why we've gone to number four in the job posting category within iTunes, right behind LinkedIn.

Cameraman: Rolling.

Jeff Tennery: The one thing that is really paramount to any company that's in the sharing economy is that it has to have trust. Not only have we build trust with people using moonlighting, but we're getting further validated by the largest wireless carrier in the world, and the largest local news media companies in the United States want to attach their brand with moonlighting. I think it further validates the mission that we're on as we revolutionize and change the way people work.

Jeff Tennery: What's exciting is we have so much in place ready to take this big step forward from hundreds of thousands of users to millions of users and really making a difference in so many different things.

Screen reads: In 2017 Moonlighting experienced astonishing growth, eclipsing 600,000 users.

Jeff Tennery: In 2017 our marketplace has exploded with over half a million users that's taking this worldwide. The initial coin offering, or ICO, is going to give us an opportunity to expand our platform to keep up with the growing demand of freelancers who need to build their own business and do so not just in the United States but across the world.

Screen reads: In 2018 Moonlighting is faced with the largest challenge yet, keeping up with the demand & building out blockchain technology.

Jeff Tennery: 2018 promises to be an even more exciting year as we now introduced cryptocurrency, the moon bit as we call it, into our marketplace, we'll be going to the United Kingdom, Canada and Latin America and expanding globally from they're using our Moonlighting marketplace as the platform for freelancers. They'll be able to use that token to remove painful commissions, currency fees, bank fees, and will be able to keep more of their harder earned check.

Video 3 (Commercial)

Entrepreneur: I've always dreamed of starting my own business, but I can't afford a full time staff.

Mother: I have a ton of stuff to get done around the house. Every day the list seems to grow.

Retiree: I may be retired, but I'm too young to stop working completely.

Freelancer: I want a job where I can set my own hours. I just need a way for clients to find me.

Retiree: Then I discovered Moonlighting.

Mother: Just sign up, post what you're looking for, and in moments you have what you need.

Freelancer: Moonlighting instantly connects me to people in my area who need my services.

Entrepreneur: I found experienced professionals looking for freelance work.

Mother: And most important, it made me feel safe.

Entrepreneur: Everyone I hired came with recommendations from other users.

Freelancer: With moonlighting. I was able to get discovered.

Entrepreneur: I hired the right people.

Mother: I'm finally getting stuff done.

Freelancer: I got paid.

Entrepreneur: And now I'm building my dream company.

Freelancer: Nobody asks me why I'm Moonlighting anymore.

Entrepreneur: The question I ask people is, why aren't you?

EXHIBIT C
Offering Page

  For investors   For companies   Crypto   About        Moonlighting   Jeff

Switch to edit mode

 # Moonlighting

The Democratization of the Freelance Economy

IMMIGRANT FOUNDERS   TECH   PLATFORMS   BLOCKCHAIN   MARKETPLACES



$0
i

0 investors

105 days

Invest in Moonlighting

Follow   0

Share

Pitch

- Grown to more than 650,000 users in all 50 states since launching in 2014

- $6M+ raised from investors like media titans Gannett, Tribune, and McClatchy

- Top 10 mobile app in the iOS App Store "Jobs" category for over two years

- Taking the "Gig Economy to the Next Freelancing Level" - Forbes

- Currently incorporating blockchain technology to make hiring online safer and more trusted

By 2030, Freelancers Will Account for as much as 80% of the Global Workforce

Traditional Hiring Platforms Aren't Ready



The growth of freelancing worldwide is staggering. In the US alone, freelancers make up 35% of the current workforce, some 55 million workers who collectively earned $1 trillion in 2016. That number is predicted to reach 43% by 2020, with some analysts citing that figure at 80% of the global workforce by 2030.

While the freelance economy is booming, participants are at the mercy of flawed and individually-centralized job marketplaces. These traditional marketplaces struggle to engage new members and eliminate fraud, all while controlling freelancer earnings by setting pay rates, taking a steep cut of earnings, charging for bids, and withholding or even denying payment. As a result, freelancers are powerless to control their personal data and retain their full earnings. Conversely, employers have

limited access to consistent, trusted, and verified worker data, putting them at the risk of losing money and wasting time in the process.

The Solution: Moonlighting

On a Mission to Help Millions

A few years ago, we started Moonlighting to help empower people everywhere to pursue the career they always wanted, to lead a better life, and to do work that they truly love. We wanted to create a free and open marketplace that gives everyone a shot at getting discovered and building their own workplace independence. This mission has turned into a movement, spreading quickly throughout the country and soon, across the globe.

A More Trusted, Global, and Inclusive Freelance Economy



Moonlighting removes the middleman between employers and freelancers, connecting them directly to empower on-demand employment. In addition, it offers a suite of powerful SaaS tools that simplify communications and small business accounting.

With the upcoming blockchain integration, Moonlighting will decentralize worker profiles (including reviews, recommendations, education, licensing credentials) and allow freelancers to port their profile to any employment marketplace in the gig economy.

Removing the middleman

Thanks to the peer-to-peer model, platform commission fees are eliminated.


The Fastest Way To Find & Hire the
On-Demand Pros You Need Right Now
POST YOUR SERVICE
POST YOUR JOB
Find the Expert Help You Need Right Now

Providing powerful SaaS tools

Moonlighting provides a full turnkey solution with a suite of tools including online portfolios, instant chat to accept direct hire requests, proposals, invoicing, and online payments.


Kelly Garrett
CONTACT THIS USER
Overview
+$3,545.00
$10,450
EARNED
$6,905
PAID
View Transactions
Send Money
Proposals
Invoices
Chat with Kelly Garrett
SEND

Getting a blockchain upgrade

Trust is a major problem for freelancers and employers. With the upcoming blockchain integration, once a blockchain profile is created on Moonlighting, independent workers will no longer have to create and maintain multiple online profiles. They can simply port their profile and earned reviews to other participating platforms providing employers with more consistent and accurate ratings and profiles. No more guessing which source(s) to trust – Moonlighting blockchain user profiles will make hiring online safe and trusted.

The blockchain integration will allow for faster payments via instant payments through cryptocurrencies.

Blockchain technology also supports tokenization and smart contracts that create new incentives for participation in Moonlighting and the freelance economy. The upcoming Moonlighting Rewards Program will incentivize freelancers and clients to act fairly and professionally, while building a stronger marketplace.



How it works for employers:

1. Search for the type of worker needed or simply post a job

2. Qualified freelancers receive job notifications and will begin to respond instantly

3. Hire the worker you choose and pay securely right through Moonlighting

How it works for workers:

1. Freelancers create a professional online portfolio

2. Search jobs and respond to direct hire requests

3. Accept job requests and receive online payments with no commission fees


Search for help...
Virginia Museum of Fine Arts
MUSEUM DISTRICT
FAN DISTRICT
Virginia Commonwealth University
Maymont
James River
JUST SHOW ME

Press

As Seen In

Moonlighting Takes the Gig Economy to the Next Level

Forbes

HUFFPOST

THE WALL STREET JOURNAL.

SUCCESS

The Swiss Army Knife for the Gig Economy

DCInno

Inc.

cheddar

FOX BUSINESS

USA TODAY

Traction

Growing 500% Year-Over-Year Since Launch



Since launch, Moonlighting has gained great traction among freelancers and employers across, from graphic designers to dog walkers, and data scientists to cake decorators. We've expanded rapidly, building a user base in all 50 states.

- 500% user growth year-over-year

- 650,000 users in the United States in all 50 states 1,500+ cities

- Has been a top 10 mobile app in Apple's "Jobs" category for over two years

From the Moonlighting Community



Moonlighting is a great way to market yourself. They have been nothing but helpful, and I fully recommend them to anyone who wants to promote their business.

Jay
Writer



The Moonlighters who've responded to my last two jobs have gotten the work done quickly and exactly how I requested! I was also able to pay them with ease through the app which made the whole process a lot easier for all of us."

Mark
Small Business Owner



I'm just amazed at the level of customer service you all have been showing me. I feel like I'm a part of the team there!

John
Graphic Designer



This has been my first marketing budget and the easiest, affordable and most effective dollar I have spent to kick of the year!

Jamuna
Realtor



A great service for serious entrepreneurs and any wanting to test the waters of freelancing in the rapidly growing gig economy.

Alfred
Video Blogger

Revenue Opportunities

How Does Moonlighting Make Money?

In April 2016, Moonlighting began monetizing its freelancer advertising services and SaaS tools, creating the Pro membership, while also monetizing enterprise employer job postings to create a 30-day job posting product called Blast.

In July 2017, Moonlighting partnered with leading recruitment platform, Recruitology, to accelerate recruitment advertising revenue generated through third-party sales of the Moonlighting Blast product. As a result of these monetization efforts, Moonlighting has generated more than $750K in revenue to date.


$40-$100
per 30-day post
Blast
[FOR RECRUITERS & SMALL BUSINESSES]
$10
per month
$100
per year
Boost
[FOR FREELANCERS & SMALL BUSINESSES]

Moonlighting currently monetizes both the employee and employer sides of the marketplace:

- **$40-$100 30-day job listings** are available for recruiters and small businesses. These job posts enable these users to instantly connect with the best professional flexible, part-time, and freelance candidates to source, recruit, and hire instantly.
- **$10/mo per user** subscription based offer is available for freelancers and small businesses. This subscription provides promotion within the Moonlighting marketplace, unlimited use of SaaS tools, unlimited direct communication with potential employers, 0% processing fees on payments received through Moonlighting, and will soon include blockchain verified user profiles.

Additionally, we keep 5% commission of funds raised through Moon$hot Stories.

A Growing Market

Moonlighting's freelance economy market is substantial and only getting bigger, with potential customers that include 7.5 billion freelance professionals worldwide, large and small companies,

recruiters and sole-proprietors looking to hire. By 2020, freelancers workers are expected to make up 43% of the US workforce. By 2030, freelancers will account for 80% of the global workforce. If Moonlighting can capture just 1% of this market, it's a multi-billion dollar opportunity.



In the near term, Moonlighting is focused on expanding to two new markets, Canada and the United Kingdom, through partnerships secured with the top news media companies in each country. With this expansion, Moonlighting is on track to grow its user base to 500M+ and generate $100M by 2021.

Competition

Our competitors include traditional job marketplaces like LinkedIn, Thumbtack and Upwork. Moonlighting is the only company integrating blockchain technology to build a safer and more secure hiring platform.



Ad Tools
Location-Based Mobile Search
SaaS Financial Tools
Verified & Immutible Blockchain User Profiles
Moonlighting
ProFinder
Thumbtack
upwork
craigslist
TaskRabbit
handy
fiverr

Investors

To date, Moonlighting has raised $6.3M from local Charlottesville, Virginia Angel investor Network (CAN), New Richmond Ventures (NRV), and media giants McClatchy (NYSE: MNI), Gannett (NYSE: GCI), and Tronc (NASDAQ: TRNC).



The Evolution of Moonlighting



The Team



Jeff Tennery

Founder & CEO

Jeff Tennery is the founder & CEO of Moonlighting and has spent over 25 years in senior executive leadership roles at Verizon, AT&T Wireless, nTelos, and Millennial Media. Prior to founding Moonlighting, Jeff served 7 years as the Senior Vice President, Business Development & Global Monetization for mobile advertising leader Millennial Media. He was responsible for delivering hundreds of millions of dollars annually across 50,000 applications worldwide and played an instrumental role in Millennial Media's 2012 IPO.

Ritesh Johar

Co-founder & CTO

Ritesh Johar is co-founder & Chief Technology Officer for Moonlighting and architect of the proprietary mobile payments platform that powers the Moonlighting Marketplace. Before he co-founded Moonlighting, Johar excelled as a Technical lead where he designed, built, and managed the platform that generates $1B+ in mobile & online payments for Capital One. With 13+ years of expertise covering various aspects of software architecture, design, development, process and methodology for the Federal Reserve and Thomson Reuters, Johar brings a wealth of digital payments experience to his new venture.

Roy Slater

Co-founder & COO

Roy Slater is co-founder & Chief Operating Officer for Moonlighting and an operations and process excellence professional with over 20 years of experience leading UI Design, ROI optimization, and

mobile technology development. Before co-founding Moonlighting, Slater served as an
operations manager at Capital One Financial, where he managed digital properties with revenues
more than $1.5 Billion. Proudly hailing from Claremont, California, Slater has also held positions at
Lendingtree.com, and GMAC/Ditech.com.

Join Us in Democratizing the Freelance Economy

Invest in Moonlighting

Deal terms

Minimum investment
$100

Funding goal
$25,000 – $1,070,000

Type of security
Crowd Safe · Learn more

Discount
20%

Valuation cap
$28,000,000

What these terms mean

Bonus perks
Get additional perks from Moonlighting for your investment

INVEST

$100

RECEIVE

INVEST

$250

RECEIVE

INVEST

$500

RECEIVE

INVEST

$1,000

RECEIVE

INVEST

$2,500

RECEIVE

INVEST

$5,000

RECEIVE

INVEST

$10,000 or more

RECEIVE

Documents

Official filing on SEC.gov

Company documents

No documents added yet.

About Moonlighting

Moonlighting LLC

Oct 2013

Virginia LLC

12

http://moonlighting.com



971 2nd Street Southeast , Charlottesville, VA

Moonlighting Team

Everyone helping build Moonlighting, not limited to employees



Jeff Tennery
Founder & CEO

Founder & CEO of Moonlighting with over 25 years in senior executive leadership roles at Verizon, AT&T Wireless, nTelos, and Millennial Media (IPO).



Ritesh Johar
Co-Founder & CTO

With 13+ years of expertise covering various aspects of software architecture, design, development, process and methodology for the Federal Reserve, Thomson Reuters, and Capital One, Johar brings a wealth of digital payments experience.



Roy Slater
Co-Founder & COO

Before co-founding Moonlighting, Slater served as an operations manager at Capital One Financial, where he managed digital properties with revenues more than $1.5 Billion. Slater has also held positions at Lendingtree.com, and GMAC/Ditech.com.



Jenny Knizner
Vice President of Marketing



Joni Lane Coles
Director of Strategic Partnerships



Rahul Katare
Director of Technology Blockchain & Smart Contracts



Caroline Marks
Director of Accounting

4 more team members

Press

Article URL　　　　　　　　　　　　　　　　　　　　　　　　　　　**Add press**

#CoolGigCompanies - Moonlighting, A platform for the people

Marion McGovern · May 21, 2018

Many people complain that the #GigEconomy creates low wage jobs with no benefits and is therefore a negative for society. What this persp...

Tools For Marketing Freelance Services: Moonlighting's CEO Jeff Tennery

Nation1099 · May 10, 2018

Moonlighting shows up in our best marketplaces for finding freelance jobs, and it stands out for an innovative approach to marketing free...

Blockchain to Fuel Growth of Trillion-Dollar Freelance Marketplace - Cryptovest

Cryptovest · Apr 13, 2018

Blockchain is expected to disrupt the freelancing job market, which is, in turn, set to dominate the global workforce. Blockchain is expe...

Using the Power of the Blockchain to Make Freelancing Easier and More Product...

∞ [blokt] - Blockchain, Bitcoin & Cryptocurrency News · Feb 28, 2018

A new company is using the power of the blockchain to bring together freelancers and the businesses that need them. U.S.-based Moonlighti...

Restoring Freedom to Freelancers: Moonlighting Brings Blockchain to the Gig E...

▮ HuffPost · Jan 16, 2018

In today's globalized gig economy, the freedom is in the hands of the freelancers willing to work for a better, more flexible, independen...

Powering the Gig Economy with Mobile Technology | Founders Nextdoor

F Founders Nextdoor · Jan 2, 2018

Jeff Tennery is the founder and CEO of Moonlighting, an online marketplace connecting freelancers with potential employers. Armed with de...

Show all

FAQ

What is Moonlighting?

Moonlighting is one of the fastest growing freelance marketplaces in the world and will be the first scaled hiring platform on the blockchain. The Moonlighting team of seasoned digital executives is well positioned to disrupt the $1T freelance industry with its best in class mobile application. Backed by the three largest news media companies (Gannett NYSE: GCI, Tribune NASDAQ: TRNC, McClatchy NYSE: MNI) Moonlighting has over 650,000 users on its platform, generated over $750k in revenue and is showcased in over 150 news media publications including the Chicago Tribune, LA Times, Miami Herald and the USA TODAY.

Risks

No risk disclosures have been provided yet.

Discussion

⚠ **Please do not share your email or incite communication outside of Republic. FINRA and SEC require all discussion to be present on the offering page.**



Post a new question or comment

☐   Post

The discussion will appear here.

 **Moonlighting**   Follow   0

$0 raised from 0 investors

Invest in Moonlighting

105 days left to invest





For investors

Why invest
How it works
FAQ
Investor groups
Risks

For startups

Why raise
Learn
FAQ
Crowd Safe

Crypto

For investors
For companies
Token DPA
Company

About
Blog
Events
Contact
We're hiring!

NEW   Refer a startup, get $1000

Investors should verify any issuer information they consider important before making an investment.

Investments in private companies are particularly risky and may result in total loss of invested capital. Past performance of a security or a company does not guarantee future results or returns. Only investors who understand the risks of early stage investment and who meet the Republic's investment criteria may invest.

Republic does not verify information provided by companies on this Portal and makes no assurance as to the completeness or accuracy of any such information. Additional information about companies fundraising on the Portal can be found by searching the EDGAR database.

Invest in startups using your credit card



Made in SF/NYC   Privacy   Terms

EXHIBIT D
Form of Crowd SAFE

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

MOONLIGHTING LLC

CROWD SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd Safe], Moonlighting LLC, a Virginia limited liability company (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $28,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd Safe past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd Safe in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Preferred Stock equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the Investors, all holders of other Crowd Safes (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" shall mean the Common Securities or Preferred Securities .

"**CF Shadow Series**" shall mean a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

> (ii)   On any matter to which CF Shadow Series shareholders are entitled to vote by law, CF Shadow Series shareholders shall automatically vote in line with the majority of the holders of Preferred Stock; and

> (iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(b)(i) or 1(d).

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Preferred Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $4,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowd Safe, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)　The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)　The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)　The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)　No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)　If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall issue from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the CF Shadow Series or of Capital Stock, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the CF Shadow Series or Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. *Investor Representations*

(a)　The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the

underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor understands that no public market now exists for the Securities and that the Company has made no assurances that a public or private market will ever exist for the Securities, and accordingly, Investor may never be able to sell to any third party the Securities issued hereunder.

(j)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in Form C and the offering documentation.

(k)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity

designed to aggregate the interests of holders of Crowd Safes.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the holders of Units of Safe.

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight corier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All rights and obligations hereunder will be governed by the laws of the State of Virginia, without regard to the conflicts of law provisions of such jurisdiction.

(h)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Charlottesville, Virgina. Except as may be

required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

MOONLIGHTING LLC

By: _____

     Name: _____

     Title: _____

     Address: 971 Second Street SE,
                  Charlottesville, VA 22902

     Email:_____

INVESTOR:

By: _____

Name:_____